Filed by The Procter & Gamble Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-6(j) of the Securities and Exchange Act of 1934

                                           Subject Company: The Gillette Company
                                                  Commission File No.: 001-00922
                                                    Registration No.: 333-123309

P&G AND GILLETTE
A better promise for the world's consumers.


EDITOR'S NOTE: We are launching this temporary site to house information related to the P&G/Gillette acquisition. You'll find a link for it on the P&G Inside page of my.PG.com in the left-hand index under NEWS.


SUCCEEDING IN A "BUILD FROM WITHIN" COMPANY
DICK ANTOINE, GLOBAL HUMAN RESOURCES OFFICER
3 JUNE 2005


WHY DOES P&G BELIEVE IN THE "PROMOTE FROM WITHIN" PHILOSOPHY?
-------------------------------------------------------------

Promoting people from within the Company has been part of P&G's culture for generations. It's a choice that we will staff positions with P&G people, or with people who join P&G through acquisition, rather than hiring people from outside the Company. Occasionally, we make exceptions when we need technical experts in areas such as R&D or Tax where specialized knowledge is not broadly available in our employee base - but the vast majority of time, we fill positions at every level with P&G people.

There are three important benefits of this choice: (1) it enables us to create a global culture with a shared purpose, common values, and clear principles that guide choices and actions; (2) it provides strong leadership at all levels, and ensures a pipeline of future leaders; and (3) it builds the trust that enables collaboration as people work together and come to know one another throughout their careers.

More recently, we've evolved from "promote from within" to "build from within" as a way to signal the importance we place on individual development. Investing in the experience and growth of every employee is absolutely essential to P&G's long-term success. If we fail to make that investment at any point, we run the real risk that we won't have the talent and leadership we need in years ahead. As a result, we place tremendous importance on recruiting great talent, providing top-notch training, and investing in career planning and mentoring. In other words, "build from within" is a choice that's good for P&G and P&G employees alike.


WHAT ARE THE RISKS OF BUILDING FROM WITHIN?
-------------------------------------------

We could become too internally focused. We could start believing we have all the answers. We could miss or ignore new business approaches, new technologies, emerging consumer trends.

We know this, and we take decisive steps to ensure we avoid these risks. We place great emphasis on ensuring employees are "in touch" - with customers, consumers, and the outside world in general. "In touch" is one of the Company's Success Drivers - the behaviors that we know lead to long-term success.

Acquisitions can really help us here. Employees who join P&G through acquisitions bring new thinking, knowledge, and capability. When we enter new categories and acquire new businesses, we learn from people who know these businesses and whose approaches to doing business can help make us even better.


IS IT POSSIBLE FOR ME TO BE SUCCESSFUL AND HAPPY COMING INTO A COMPANY WHERE MANY OTHERS WERE HIRED AT ENTRY LEVEL?
----------------------------------------------------------------------------

Absolutely. It's essential that we make your transition as positive and productive as possible. Our ability to maintain the health of P&G's and Gillette's businesses depends on it.

Thousands of employees who are succeeding and contributing at P&G today joined us originally through acquisitions. As a result, we've learned a lot about what we can do to help you get a "fast start".

A multifunctional team from both companies is working to create an onboarding program that will enable the short and long term success of every employee who joins us. Together, we'll customize an onboarding plan to meet your individual needs, but some of the elements will include:

    o  Learning plans for the first week, first 90 days, and first six months

    o  A mentor and/or peer resource

    o  Interactions with P&G leaders and other previously acquired employees

    o  Tips for Success [link to Tips for Success]

We are very excited about what Gillette will bring to P&G, and I'm confident you'll sense that excitement as we work together to make your transition successful.

Most important, you don't have to take my word for it. We've asked a number of employees who came to P&G through acquisitions to share their experiences with you. We'll post their stories over the coming weeks. (The first is available now. Meet Francine Gingras [link to Meet Francine Gingras], who came to P&G as part of Clairol.)


IF I JOIN P&G, WILL I HAVE REAL OPPORTUNITIES FOR PROMOTION AND CAREER GROWTH?
------------------------------------------------------------------------------

I want to state something clearly here -- once you're in, you're in. There is no differentiation in our systems regarding whether you joined at entry level or via acquisition. You will have the same opportunities as every other employee for training and development. You will have access to our Open Job Posting system. And you will benefit from the great coaching and mentoring that are hallmarks of P&G's build-from-within culture. In addition, because P&G is such a big company, we have a remarkably diverse range of work and geographic opportunities.

If you look at our global leadership today, you'll find a number of people who came to P&G through acquisitions and now lead significant parts of the business. For example:

    o RAVI CHATURVEDI came to P&G as part of the Richardson-Vicks acquisition and is now President of our Northeast Asia MDO

    o SHANTANU KHOSLA, Vice President/General Manager, India MDO and Personal Health Care, AAI, also came from Richardson Vicks

    o  CARSTEN FISCHER, President Professional Care, came to P&G from Wella

    o DIANE HIRAKAWA, Vice President R&D Pet Health and Nutrition, came from the Iams Company

As we've geared up our HR integration work, I've had the opportunity to be in touch with a lot of Gillette employees. I've been very impressed with the caliber and talent of Gillette people. I'm struck by the similarities between the people from the two companies: Gillette and P&G people alike are bright, committed, talented and driven by shared purpose and values. With every passing week, I become ever more confident that together, we'll build the best consumer products company in the world.

Additional Information [Link to text of ADDITIONAL INFORMATION]

[Text of TIPS FOR SUCCESS Link]
                                                                       [GRAPHIC]
                                                                         Opening
                                                                           Doors

                                                                Joining P&G with
                                                                      Experience


                                                                             P&G


                                                                          Embark
                                                           Seven Tips to Success
                                                            as an Employee of an
                                                                Acquired Company
EMBARK

Seven Tips to Success
as an Employee of an
Acquired Company

While Procter & Gamble historically has been a "build from within" company, it increasingly has grown through acquisitions--such as Iams, Wella, Clairol, Tambrands, and Richardson/Vicks. Thousands of employees from these organizations have joined P&G and had successful careers--and P&G has benefited greatly from their unique skills and experiences.

The following represents the collective thoughts from several hundred of these employees--specifically what "words of wisdom" they have (based on their experiences) about being successful at P&G. They fall into seven main categories:

Have Confidence

Be Open To and Embrace Change

Get Clear on Your Priorities

Learn the Ropes

Build Your Network

Manage Your Career

Deliver Great Results

[GRAPHIC]
Opening
Doors

Joining P&G with
Experience



HAVE CONFIDENCE

     o Believe in yourself--your attitude, skills, abilities, and experiences. They are very valuable.

     o Adopt a positive attitude and mindset. Do not be a victim and complain about the situation, other people, etc. Make a choice to quickly become a valued member of the P&G team--and you will.

     o PERSEVERE. You may have to repeat yourself several times to be seen/heard--but you will be. Do not get discouraged. Do not let assertive or arrogant people get you down.

     o Do not be intimidated by P&G's size. It is a source of competitive advantage as well as career opportunities and resources for you.

     o  Always be yourself.

BE OPEN TO AND EMBRACE CHANGE

     o Seek support for yourself and share your ideas/feelings with trusted friends who can help you maintain your perspective.

     o Expect a lot of change (even unexpected surprises) and be receptive to it.

     o Be patient and deal with uncertainty, since the answers to questions may not yet be known.

     o  Get clear on your personal vision (what success would look like to you).

     o View this as an opportunity to move forward--to learn and grow (do not look back).

     o Take personal ownership to manage the transition. Be proactive; jump in with both feet.

     o Get training on transitions. Read the books "Who Moved My Cheese?" by Spencer Johnson and "Personal Transitions" by William Bridges.

     o  Be willing to take risks.

     o Be smart on when and how you challenge others, even if you think your way is better. Pick your battles.

     o Be open minded to new processes, procedures, etc. Do not get hung up on the "old way" of doing things.

     o Seek information from trusted sources, such as your immediate manager. Avoid the rumor mill, which is filled with inaccurate data (often negative and exaggerated).

GET CLEAR ON YOUR PRIORITIES

     o  Establish a very specific work plan with your boss early on.

     o Identify what training/help you need now to deliver these priorities; push off the other stuff to later. Weed out what isn't critical. Stay focused.

     o Look for ways to leverage your strengths, and do what you like to do. Inventory your skills and experiences then build a job you love doing.

LEARN THE ROPES

     o Immerse yourself into all aspects of P&G. Understand the big picture and where you fit in.

     o  Listen and seek to understand.

     o Ask lots of questions and be willing to ask for help. In P&G's culture this is accepted and expected.

     o Understand what has made P&G successful, and how you can leverage this in your work. Read "Rising Tide" (Davis Dyer et al).

     o  Be self-directed. Take charge of your joinup.

     o Learn and understand how work gets done at P&G and how you can leverage these processes/methods to influence change and deliver results.

     o Really learn the art of influence at P&G and the norms of conduct (i.e., meetings, dress, etc.).

     o  Seek a "peer buddy"--someone who can help you get your work done.

BUILD YOUR NETWORK

     o  Get connected into the "mainstream P&G" as soon as possible.

     o Reach out to others--starting with a few contacts. Grow from there. Remember that people are busy, so use their time effectively.

     o Seek out others with similar roles, who have come from other companies, or who have mastery in an area you need to learn.

     o As time allows, get involved in projects beyond your immediate "day job" (i.e., acquisition transition teams, functional COEs, etc.). Seek out new opportunities to impact and be seen.

     o Seek opportunities to visit other locations. Use it as an opportunity to meet others and make a connection.

     o Share your work with others to help build your reputation, get feedback, and help others.

     o As time goes on, get to know "who's who" and how they can possibly help advance your work or your career.

MANAGE YOUR CAREER

     o Forge a strong relationship with your manager. Get to understand their needs and how to best leverage each other's communication styles.

     o  Understand what it takes to stand out.

     o  Become knowledgeable of the career options that are open to you at P&G.

     o Push for "real" feedback (the straight scoop). Be sure you understand how you really are viewed and where you stand.

     o  Be honest about and express your interests and expectations.

     o Seek a mentor--someone who understands P&G and can be a trusted counselor.

     o  Seek a sponsor--someone at a more senior level who can advocate for you.

DELIVER GREAT RESULTS

     o  Be known to meet/exceed your commitments.

     o Always seek out where there are gaps and how you might be able to fill them.

     o  Invest in others. Be a team player.

     o  Be willing to do what it takes to get the job done. Go the "extra mile."

ADDITIONAL INFORMATION

For any questions, comments, or additional information please contact Keith Lawrence (lawrence.ke@pg.com) or Kevin Dalton (dalton.kd@pg.com) in Global Beauty Human Resources.

                      Touching lives, improving life. P&G

[Text of MEET FRANCINE GINGRAS link]

LEADERSHIP PERSPECTIVE                                                 [GRAPHIC]
                                                                       P&G
                                                                       INSIDE
                        FRANCINE GINGRAS PROFILE
[GRAPHIC]
[Photo of
Francine Gingras]
                        Name                   Francine Gingras

                        Years with Company:    22

                        Joined P&G via:        Clairol

                        Current position:      Associate Director, Global Retail
                                               (Clairol/Wella) Hair Color
                                               External Relations



WHAT CONCERNED YOU MOST ABOUT P&G WHEN YOU LEARNED YOU WERE BEING ACQUIRED?
---------------------------------------------------------------------------

I was worried that P&G would be too big, filled with process, different from my previous culture and work environment.


WHAT ABOUT P&G SURPRISED YOU MOST AFTER THE ACQUISITION?
--------------------------------------------------------

P&G is filled with incredibly intelligent people and they are as a whole incredibly welcoming -- really "nice people." Their Purpose, Values and Principles (PVP's) are the real deal. They don't just talk them...they live them!


WHAT P&G CAREER ADVICE WOULD YOU OFFER SOMEONE WHO IS JOINING P&G VIA
ACQUISITION?
---------------------------------------------------------------------

The company is committed to its employees and will work to help you develop and grow. There is such an incredible global network and opportunities exist everywhere.


WHAT SUGGESTION(S) DO YOU HAVE FOR GILLETTE EMPLOYEES THAT WOULD FACILITATE THEIR TRANSITION TO P&G?
---------------------------------------------------------------------------

     o Keep an open mind, don't rush to conclusions. Acquisitions can cause some anxiety and the company will be fair and transparent about what they are thinking.

     o Don't be afraid to approach P&Gers. They are generous with their time and do care about their people.

     o Undertaking an acquisition is a lot of work. They will move as quickly as humanly possible to put things in place and communicate with you. You will need to be patient as the timing may differ depending on your function and location.

     o The acronyms are real but you can learn this new language. It just doesn't happen overnight.

     o The best thing you can do is to stay focused on your work. The world is watching us and we need to continue to build our business. We also need to prevent our competition from picking up any momentum. We all have a stake in this.

     o Opportunity for professional growth is absolutely everywhere! There is a very diverse team of global employees in all the regions.


HOW CAN P&G EMPLOYEES HELP GILLETTE EMPLOYEES' TRANSITION TO THE COMPANY?
-------------------------------------------------------------------------

     o Acquisitions and integrations cause different levels of anxiety for different people - it's real and be sensitive to this fact.

     o Take time to introduce yourself -- personally and professionally -- it is very welcoming.

     o Be your curious self, however, seek to understand past decisions vs. debating the decision or approach that was taken. You may think now that you would not have made that same decision or taken that approach, but it really is irrelevant! Moving forward, while capturing key learnings, is the mutual goal.

     o P&G acronyms are world famous. When using them, explain them. Not everyone will ask for clarification and it does take time to put it together, even feel comfortable using them.

     o Understand that Gillette has similar, yet different processes (i.e. SIMPL, Marketing Framework). Be patient, the learning curve will be different for everyone. They will not be fully on-boarded on the day of close and will need patience and direction.

     o Do not assume that similar titles have similar roles. Ask for clarification.

     o It takes time to feel like a real P&G'er. Do not take offense when Gillette employees say we and P&G/you. It's a phase until comfort levels and habits develop into me/P&G.

Additional Information [Link to ADDITIONAL INFORMATION]


                                     # # #


ADDITIONAL INFORMATION
----------------------

In connection with the proposed merger, The Procter & Gamble Company ("P&G") has filed a registration statement on Form S-4 on May 26, 2005 with the Securities and Exchange Commission (Registration No. 333-123309), containing a definitive joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by P&G and The Gillette Company ("Gillette") with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the definitive joint proxy statement/prospectus and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of P&G's filings may be obtained by directing a request to P&G Investor Relations at 513-983-2415. Free copies of Gillette's filings may be obtained by directing a request to Gillette Investor Relations at 617-421-8172.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.


Participants in the Solicitation
--------------------------------

P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on March 30, 2005.



FORWARD-LOOKING STATEMENTS
--------------------------

All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) the ability to successfully execute, manage and integrate key acquisitions and mergers, including (i) the Domination and Profit Transfer Agreement with Wella, and (ii) the Company's agreement to merge with The Gillette Company, including obtaining' the related required shareholder and regulatory approvals; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, and other intellectual property matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the Company's outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt (including debt related to the Company's announced plan to repurchase shares of the Company's stock), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty and disruptions, especially in the Company's significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage the pattern of sales, including the variation in sales volume within periods; (10) the ability to successfully manage competitive factors, including prices, promotional incentives and trade terms for products;
(11) the ability to obtain patents and respond to technological advances attained by competitors and patents granted to competitors; (12) the ability to successfully manage increases in the prices of raw materials used to make the Company's products; (13) the ability to stay close to consumers in an era of increased media fragmentation; and (14) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.